Ace Global Business Acquisition Limited

Rm. 806, 8/F, Tower 2, Lippo Centre, No. 89 Queensway,

Admiralty, Hong Kong

Via Edgar

March 14, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ace Global Business Acquisition Limited
Preliminary Proxy Statement on Schedule 14A
Filed March 5, 2024
File No. 001-40309

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated March 13, 2024 (the “Staff’s Letter”) regarding the Company’s filed Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). Contemporaneously, we are publicly filing the revised Preliminary Proxy Statement on Schedule 14A via Edgar (the “Amended Preliminary Proxy Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Preliminary Proxy Statement, we have recited the comment from the Staff in bold type and have followed the comment with the Company’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Preliminary Proxy Statement. Defined terms used in this letter but not otherwise defined have the meaning given to them in the Amended Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed March 5, 2024

Risk Factors, page 4

1.	We note that you are seeking to extend your termination date to October 8, 2024, which is a date that is 42 months from your initial public offering. Since Section IM-5101-2 of the Nasdaq listing rules requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of the initial public offering registration statement, please disclose that your proposal to extend your termination date beyond 36 months does not comply with this rule and describe the risks of your noncompliance, including that your shares may be subject to suspension and delisting from the Nasdaq Capital Market.

Response:

The Company has added a risk factor and additional disclosure on page 4 of the Amendment in response to the Staff’s comment.

Please direct any questions or comments regarding this correspondence to our outside counsel, Jon Venick of DLA Piper at jon.venick@us.dlapiper.com or +1 917 952 9737 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Eugene Wong
ACBA Merger Sub I Limited
Chief Executive Officer